Form 40-F
period 2021-12-31
Bitfarms Ltd
filed 2022-03-28
CIK 1812477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-40370

Bitfarms Ltd.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(647) 259-1790

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BITF	Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: There were 194,805,893 of the Registrant’s common shares outstanding as of December 31, 2021.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is a Canadian issuer whose common shares are listed on the TSX Venture Exchange and is eligible to file this annual report (the “Annual Report”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. This Annual Report is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-258788).

FORWARD LOOKING STATEMENTS

This Annual Report and the exhibits incorporated by reference herein contain forward-looking statements or information (collectively, “forward-looking statements”). All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases including, but not limited to, and including grammatical tense variations of such words as: “may”, “anticipates”, “is expected to”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Registrant has assumed that the current market will continue and grow and that the risks listed below will not adversely impact the Registrant.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest;

●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;

●	economic dependence on regulated terms of service and electricity rates;

●	the speculative and competitive nature of the technology sector;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	government regulations;

●	other risks described in this Annual Report and the exhibits incorporated by reference herein; and

●	other factors beyond the Registrant’s control.

Other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: the Registrant’s limited operating history; future capital needs and uncertainty of additional financing; share price fluctuations; the need for the Registrant to manage its planned growth and expansion; cybersecurity threats and hacking; possibility of cessation of monetization of cryptocurrencies; limited history of de-centralized financial system; technological obsolescence and difficulty in obtaining hardware; price volatility of cryptocurrencies; the May 2020 and any future bitcoin halving events cryptocurrency network difficulty and impact of increased global computing power; economic dependence on regulated terms of service and electricity rates risks; future profits/losses and production revenues/expenses; cryptocurrency exchanges are new and mostly unregulated; discretion regarding by the Registrant of available funds; political and regulatory risk; permits and licenses; server failures; global financial conditions; tax consequences; environmental regulations; environmental liability; erroneous transactions and human error; the continued development of existing and planned facilities; risks of non-availability of insurance; competition; reliance on key personnel; credit risk; uncertainty of widespread use of cryptocurrency; interest rate risk; fluctuations in currency exchange rates; controlling shareholder risk; and COVID-19 pandemic risk. Particular factors which could impact future results of the business of the Registrant include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec, Washington state and Paraguay; the ability to complete current and future financings; any regulations or laws that will prevent the Registrant from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2021, dated March 28, 2022, on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.1. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Public Company Accounting Oversight Board auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2021 and 2020, is attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Registrant’s Audit Committee is comprised of Brian Howlett, Pierre Seccareccia and Andres Finkielsztain. Messrs. Howlett, Seccareccia and Finkielsztain are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”).

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Pierre Seccareccia qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Registrant (the “Code”). The Code is posted on the Registrant’s website at http://www.bitfarms.com/company/#corporate-governance. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Registrant, and until December 31, 2021, the Registrant did not waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered for the fiscal years ended December 31, 2021 and December 31, 2020. During each of those periods, PricewaterhouseCoopers LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit Fees	$510,000	$250,000
Audit-Related Fees	$189,000	$60,000
Tax Fees	$46,000	$15,000
All Other Fees	nil	nil
Total Fees Paid	$745,000	$325,000

Audit Fees: Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related services consist of fees billed by PricewaterhouseCoopers LLP for assurance and related services, including quarterly reviews, that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees: Tax fees consist of fees billed by PricewaterhouseCoopers LLP for professional tax services. These services also include assistance regarding federal, state, and local tax compliance.

All Other Fees: Other fees would include fees for products and services provided by PricewaterhouseCoopers LLP other than the services reported above.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, www.bitfarms.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARIDNG FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has previously filed a Form F-X in connection with its common shares. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020

99.3	Management’s Discussion and Analysis for the year ended December 31, 2021

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
Name: L. Geoffrey Morphy
Title: President

Date: March 28, 2022