Form 40-F
period 2022-12-31
Bitfarms Ltd
filed 2023-03-21
CIK 1812477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-40370

Bitfarms Ltd.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: There were 224,200,000 of the Registrant’s common shares outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is a Canadian issuer whose common shares are listed on the Toronto Stock Exchange and is eligible to file this annual report (the “Annual Report”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. This Annual Report is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-258788).

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

Other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: valuation and price volatility of cryptocurrencies; Bitcoin halving event; possibility of BTC mining algorithms transitioning to proof of stake validation; the Registrant’s limited operating history; future capital needs, uncertainty of additional financing and dilution; the Registrant’s indebtedness; share price fluctuations; employee retention and growth; cybersecurity threats and hacking; possibility of cessation of monetization of cryptocurrencies; limited history of de-centralized financial system; technological obsolescence and difficulty in obtaining hardware; cryptocurrency network difficulty and impact of increased global computing power; competition; uncertainty of acceptance and/or widespread use of cryptocurrency; economic dependence on regulated terms of service and electricity rates risks; increases in commodity prices or reductions in the availability of such commodities; future profits/losses and production revenues/expenses; server failures; erroneous transactions and human error; the continued development of existing and planned facilities; third party supplier risks; political and regulatory risk; environmental regulations; environmental liability; hazards associated with high-voltage electricity transmission and industrial operations; adoption of ESG practices and the impacts of climate change; permits and licenses; risks of non-availability of insurance; continuing COVID-19 pandemic risk; and potential of Registrant being classified as a passive foreign investment company. Particular factors which could impact future results of the business of the Registrant include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec, Washington state and Paraguay; the ability to complete current and future financings; any regulations or laws that will prevent the Registrant from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2022, dated March 20, 2023, on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.1. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2022 and 2021, is attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2022 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. As of December 31, 2022, the Registrant qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

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

CODE OF ETHICS

The Registrant has adopted a Code of Business, Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Registrant (the “Code”). The Code is posted on the Registrant’s website at https://bitfarms.com/investors/corporate-governance/governance-documents. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Registrant, and until December 31, 2022, the Registrant did not waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered for the fiscal years ended December 31, 2022 and December 31, 2021. During each of those periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit Fees	$651,000	$510,000
Audit-Related Fees	$310,000	$189,000
Tax Fees	$23,000	$46,000
All Other Fees	nil	nil
Total Fees Paid	$984,000	$745,000

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

BOARD DIVERSITY MATRIX

The director diversity matrix required by Nasdaq Marketplace Rule 5606 is available on the Registrant’s website, www.bitfarms.com, in the “Governance” section under the “Investors” tab.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: March 20, 2023