Form 40-F
period 2023-12-31
Bitfarms Ltd
filed 2024-03-07
CIK 1812477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-40370

Bitfarms Ltd.
(Exact name of Registrant as specified in its charter)

Canada	6199	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 Yonge Street

Suite 1601

Toronto, Ontario, M5C 1T4

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 334,153,000 of the Registrant’s common shares were issued and outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is a Canadian issuer whose common shares are listed on the Toronto Stock Exchange and is eligible to file this annual report (this “Annual Report”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Annual Report and the exhibits incorporated by reference herein contain forward-looking statements or information (collectively, “forward-looking statements”). All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases including, but not limited to, and including grammatical tense variations of such words as: “may”, “assume”, “anticipates”, “contemplate”, “is expected to”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Registrant has assumed that the current market will continue and grow and that the risks listed below will not adversely impact the Registrant.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest;

●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;

●	economic dependence on regulated terms of service and electricity rates;

●	the speculative and competitive nature of the industry;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	government regulations;

●	other risks described in this Annual Report and the exhibits incorporated by reference herein; and

●	other factors beyond the Registrant’s control.

Other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: a Bitcoin halving event; insolvency, bankruptcy or cessation of operations of mining pool operators; reliance on foreign mining pool operators; mining pool agreements being governed by foreign laws; independent mining; indemnification of mining pools; reliance on manufacturing in foreign countries and the importation of equipment into jurisdictions in which the Registrant operates; emerging markets; valuation and price volatility of cryptocurrencies; share price fluctuations; future capital needs and the uncertainty of additional financing and dilution; indebtedness; hedges; global financial conditions; the possibility of Bitcoin mining algorithms transitioning to proof of stake validation; the Registrant’s limited operating history; employee retention and growth; cybersecurity threats and hacking; the limited history of the de-centralized financial system; technological obsolescence and difficulty in obtaining hardware; cryptocurrency network difficulty and the impact of increased global computing power; economic dependence on regulated terms of service and electricity rates; increases in commodity prices or reductions in the availability of such commodities; future profits/losses and production revenues/expenses; fraud and failure of cryptocurrency exchanges, custodians and other trading venues; the costs and demands upon management and the Company’s accounting and finance resources as a result of complying with the laws and regulations affecting public companies; the expense and impact of restatement of the Registrant’s historical financial statements; the lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards; a material weakness in internal control over financial reporting and the costs to remediate that material weakness or any future material weaknesses; political conditions and regulations; permits and licenses; server or internet failures; tax consequences; environmental regulations; environmental liability; the adoption of ESG practices and the impacts of climate change; emerging legislation and scrutiny regarding human rights issues; erroneous transactions and human error; facility developments; insurance risks; competition; uncertainty of the acceptance and/or widespread use of cryptocurrencies; hazards associated with high-voltage electricity transmission and industrial operations; corruption; the U.S. Foreign Corrupt Practices Act and similar legislation; political instability; third-party suppliers; the potential of the Registrant being classified as a passive foreign investment company; and pandemic and infectious disease.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2023, dated March 7, 2024, on the SEDAR+ website at www.sedarplus.ca, attached hereto as Exhibit 99.1. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the audit is subject to Public Company Accounting Oversight Board auditing standards. IFRS Accounting Standards differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2023 is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2023 and 2022, are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2023 is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weakness in the Registrant’s internal control over financial reporting described below, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant’s disclosure controls and procedures were not effective to give reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure, in each case, because of the material weakness in its internal control over financial reporting, which is further discussed below.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Registrant’s internal control over financial reporting was not effective as of December 31, 2023, as a result of a material weakness identified in the Registrant’s internal control over financial reporting, which is further described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. In conjunction with the preparation of the Registrant’s financial statements for the year ended December 31, 2023, and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. Management has determined that the control over accounting for complex financing transactions did not operate effectively in 2021 as the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the Registrant’s consolidated financial statements for the year ended December 31, 2022, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022) presented in the consolidated financial statements for the year ended December 31, 2023. Management considers these restatements to constitute a material weakness that requires remediation, and management is in the process of implementing remediation measures to address the material weakness.

The Registrant’s remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants with technical expertise and experience in evaluating more complex areas of IFRS, involving the Company's legal counsel on evaluating complex agreements involving financial instruments and engaging with external third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing and its remediation plan is expected to be completed during 2024. If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in the Registrant’s interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2023, which is attached as Exhibit 99.3 to this Annual Report.

Changes in Internal Control Over Financial Reporting

Except as otherwise described above, no change occurred in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. As of December 31, 2023, the Registrant qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Registrant’s Audit Committee is comprised of Brian Howlett (who serves as the committee’s chair), Andrés Finkielsztain and Edith Hofmeister, all of whom are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rules 5605(a)(2) and (c)(2) of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”).

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Brian Howlett qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

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

CODE OF ETHICS

The Registrant has adopted a Code of Business, Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Registrant (the “Code”). The Code is posted on the Registrant’s website at https://investor.bitfarms.com/corporate-governance/governance-documents. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F. Unless and to the extent specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Registrant, and until December 31, 2023, the Registrant did not waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent registered public accounting firm, PricewaterhouseCoopers LLP, Chartered Professional Accountants (PCAOB ID 271) for the fiscal years ended December 31, 2023 and 2022 as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees appears on page 86 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the “Executive Compensation Clawback Policy”) as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Executive Compensation Clawback Policy is filed as Exhibit 97.1 to this Annual Report. As described above, the Registrant was required to prepare an accounting restatement of its consolidated financial statements for the year ended December 31, 2022, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022) presented in the consolidated financial statements for the year ended December 31, 2023 that are filed as Exhibit 99.2 to this Annual Report. The Registrant concluded that it was not required under the Executive Compensation Clawback Policy to recover any previously awarded incentive-based compensation because the Executive Compensation Clawback Policy applies only to incentive-based compensation received on or after October 2, 2023, and no current or former executive officer who is subject to said policy received any incentive-based compensation on or after such date. The Registrant also notes that current and former executive officers who are subject to the Executive Compensation Clawback Policy have never received incentive-based compensation based on any financial reporting measure that was impacted by the referenced restatement.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, www.bitfarms.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice it follows in lieu of such requirements.

BOARD DIVERSITY MATRIX

The director diversity matrix required by Nasdaq Marketplace Rule 5606 is available on the Registrant’s website, www.bitfarms.com, in the “Governance” section under the “Investors” tab.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process. The Registrant has previously filed a Form F-X in connection with its common shares. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
97.1	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022

99.3	Management’s Discussion and Analysis for the year ended December 31, 2023

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: March 7, 2024