Form 40-F/A
period 2023-12-31
Bitfarms Ltd
filed 2024-12-10
CIK 1812477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Auditor Firm ID: 271	Auditor Name: PricewaterhouseCoopers LLC	Auditor Location: Toronto, Ontario, Canada

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 40-F for the fiscal year ended December 31, 2023 (the “Original Filing”), as originally filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2024, to respond to a comment letter received from the SEC in connection with its review of the Original Filing and correct a material error in its audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022. In connection therewith, the Company is filing restated audited consolidated financial statements of the Registrant as of and for the years ended December 31, 2023 and 2022 (the “Restated Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto. In addition, the Registrant is including in this Amendment No. 1 its restated Management’s Discussion and Analysis for the year ended December 31, 2023 (the “Restated MD&A”).

The Restated Financial Statements and Restated MD&A have been restated to: (a) correct a material error in the statement of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities; and (b) correct errors identified in the Registrant’s accounting for the 2023 exercises of warrants issued in connection with a private placement financing in 2023, resulting in an increase in the share capital and net financial expenses. These matters are described in Note 3(e) to the Restated Financial Statements and in the Restated MD&A.

As a result, by this Amendment No. 1, the Registrant is amending the Original Filing in order to restate Exhibits 99.2 and 99.3 thereto and to restate the sections of the Original Filing set forth below under “Additional Disclosure.” In addition, the Original Filing has been amended to include a currently dated consent of the Registrant’s Independent Registered Public Accounting Firm and currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The consents of the Registrant’s Independent Registered Public Accounting Firm and the certifications of its Chief Executive Officer and Chief Financial Officer are included in this Amendment No. 1 as Exhibits 99.4, 99.5, 99.6, 99.7 and 99.8, respectively.

The Registrant’s management had previously identified and reported a material weakness related to controls over accounting for complex transactions in the Registrant’s internal control over financial reporting as at December 31, 2023 in its Original Filing. The errors described above also identify the same material weakness related to controls over accounting for complex transactions in the Registrant’s internal control over financial reporting as at December 31, 2023, which the Registrant’s management is still in the process of remediating in 2024. As a result of the material weakness, the Registrant’s management, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s internal control over financial reporting are not effective as at December 31, 2023. See “Internal Controls Over Financial Reporting” in the Restated MD&A and “Additional Disclosure,” below. As a result of the material weakness, management, under supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer have also concluded that the Registrant’s disclosure controls and procedures are not effective as at December 31, 2023.

Other than as expressly set forth above and under “Additional Disclosures” below, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing, filed on March 7, 2024, or reflect any events that have occurred after the Original Filing was initially filed.

Any consolidated financial statements and related financial information for the periods contained in the Restated Financial Statements and Restated MD&A contained in any reports filed furnished prior to the date hereof should no longer be relied upon.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.2 and 99.3 to this Amendment No. 1, are hereby incorporated by reference into this Amendment No. 1 and supersede Exhibits 99.2 and 99.3 to the Original Filing:

a)	Restated Financial Statements. The Registrant’s Restated Financial Statements included in this Amendment No. 1 have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

b)	Restated MD&A.

ADDITIONAL DISCLOSURE

Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Amendment No. 1.

The disclosures set forth below restate and supersede the corresponding disclosures set forth under the headings “Disclosure Controls and Procedures,” “Management’s Report on Internal Control Over Financial Reporting,” Changes in Internal Control over Financial Reporting,” and “Recovery of Erroneously Awarded Compensation” in the Original Filing.

Disclosure Controls and Procedures. As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation and the material weakness in the Registrant’s internal control over financial reporting described below, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Registrant’s disclosure controls and procedures were not effective to give reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting. Management of the Registrant, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Registrant’s internal control over financial reporting was not effective as of December 31, 2023, as a result of a material weakness identified in the Registrant’s internal control over financial reporting, which is further described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. In conjunction with the preparation of the Registrant’s financial statements for the year ended December 31, 2023, and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. The warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the company for the year ended December 31, 2022, which has been reflected in the restated comparative periods presented in the Restated Financial Statements. In addition, in November 2024, management has identified a material error in the statement of cash flows, resulting in a change to correct the classification of proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities, as described in the Explanatory Note above. The accounting for the 2023 exercises of warrants issued in connection with a private placement financing in 2023 is also corrected, resulting in an increase in the share capital and net financial expenses. These errors are corrected in the Restated Financial Statements. Management has determined that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness, and management is in the process of implementing remediation measures to address the material weakness.

The Registrant’s remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants with technical expertise and experience in evaluating more complex areas of IFRS, involving the Company's legal counsel on evaluating complex agreements that involve financial instruments and engaging with external third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing and its remediation plan is expected to be completed during 2024. If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in the Registrant’s interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the Restated MD&A.

Changes in Internal Control Over Financial Reporting. Except as otherwise described above, no change occurred in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Recovery of Erroneously Awarded Compensation.

The Registrant has adopted a compensation recovery policy (the “Executive Compensation Clawback Policy”) as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Executive Compensation Clawback Policy was filed as Exhibit 97.1 to the Original Filing. As described above, the Registrant was required to prepare an accounting restatement of its consolidated financial statements as at and for the years ended December 31, 2023 and 2022 which has been reflected in the Restated Financial Statements that are filed as Exhibit 99.2 to this Amendment No. 1. The Registrant concluded that it was not required under the Executive Compensation Clawback Policy to recover any previously awarded incentive-based compensation because the current and former executive officers who are subject to the Executive Compensation Clawback Policy have never received incentive-based compensation based on any financial reporting measure that was impacted by the referenced restatement.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
97.1*	Clawback Policy

99.1*	Annual Information Form for the year ended December 31, 2023

99.2	Restated Audited Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022

99.3	Restated Management’s Discussion and Analysis for the year ended December 31, 2023

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer & Director

Date: December 9, 2024

4