Form 40-F
period 2024-12-31
Bitfarms Ltd
filed 2025-04-01
CIK 1812477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-40370

Bitfarms Ltd.
(Exact name of Registrant as specified in its charter)

Canada	6199	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 479,332,885 of the Registrant’s common shares were issued and outstanding as of December 31, 2024.

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

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD LOOKING STATEMENTS

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

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management;

●	economic dependence on regulated terms of service and electricity rates;

●	the speculative and competitive nature of the industry;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	government regulations;

●	other risks described in this Annual Report and the exhibits incorporated by reference herein; and

●	other factors beyond the Registrant’s control.

Other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: a Bitcoin halving event; insolvency, bankruptcy or cessation of operations of mining pool operators; reliance on foreign mining pool operators; reliance on manufacturing in foreign countries and the importation of equipment into jurisdictions in which the Registrant operates; emerging market operating risks; valuation and price volatility of cryptocurrencies; share price fluctuations; future capital needs and the uncertainty of additional financing and dilution; indebtedness; hedges; global financial conditions; the ability to attract and retain customers for the Company’s hosting business; the possibility of Bitcoin mining algorithms transitioning to proof of stake validation; the Registrant’s limited operating history; employee retention and growth; cybersecurity threats and hacking; the limited history of the de-centralized financial system; limited experience of Company’s management in development of artificial intelligence and high-performance computing operations; technological obsolescence and difficulty in obtaining hardware; cryptocurrency network difficulty and the impact of increased global computing power; economic dependence on regulated terms of service and electricity rates; increases in commodity prices or reductions in the availability of such commodities; future profits/losses and production revenues/expenses; fraud and failure of cryptocurrency exchanges, custodians and other trading venues; the costs and demands upon management and the Company’s accounting and finance resources as a result of complying with the laws and regulations affecting public companies; the expense and impact of restatement of the Registrant’s historical financial statements; the lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards; a material weakness in internal control over financial reporting and the costs to remediate that material weakness or any future material weaknesses; political conditions and regulations; permits and licenses; server or internet failures; tax consequences; environmental regulations; environmental liability; the adoption of ESG practices and the impacts of climate change; emerging legislation and scrutiny regarding human rights issues; erroneous transactions and human error; facility developments; insurance risks; competition; uncertainty of the acceptance and/or widespread use of cryptocurrencies; hazards associated with high-voltage electricity transmission and industrial operations; corruption; the U.S. Foreign Corrupt Practices Act and similar legislation; political instability; third-party suppliers; the loss of the Company’s status as an “emerging growth company”; risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits; risks relating to unsolicited take-over bids; the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected; and the potential of the Registrant being classified as a passive foreign investment company.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s Annual Information Form for the year ended December 31, 2024, dated March 31, 2025, on the SEDAR+ website at www.sedarplus.ca, attached hereto as Exhibit 99.1, under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2024, attached hereto as Exhibit 99.3 under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2024 is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2024 and 2023, are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2024 is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weakness in the Registrant’s internal control over financial reporting described below, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were not effective, and that the design and operating of the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to the Company was reported as required because of a material weakness in the current operation of the Company’s internal control over financial reporting was identified, as below.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Registrant’s internal control over financial reporting was not effective as of December 31, 2024, as a result of a material weakness identified in the Registrant’s internal control over financial reporting, which is further described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. In 2023, Management identified that the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2022, which was reflected in the comparative period for the consolidated financial statements of the Company for the year ended December 31, 2023 filed on December 9, 2024. In the fourth quarter of 2024, Management also identified a material error in the statements of cash flows, resulting in a reclassification of sales of digital assets from cash flows from operations to cash flows from investing activities. These errors, which impacted the consolidated financial statements for the year ended December 31, 2023 and 2022, were corrected with the filing of Amendment No. 1 to the Annual Report on Form 40-F for fiscal year ended December 31, 2023. Management concluded that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness in internal control over financial reporting as of December 31, 2024. Management concluded that the Registrant’s internal control over financial reporting as of December 31, 2024 was not effective because of the material weakness.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report on Form 40-F.

Remediation of Material Weakness

Management has established a remediation plan and has commenced remediation efforts. The Registrant’s remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements, particularly those that involve the issuance of financial instruments and engaging with external third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts of hiring more CPAs and involving the Company’s legal counsel and third-party consultants to assist with complex transactions were in place at the end of 2024, and its remediation plan is expected to be completed after review and testing of controls during 2025. If these remedial measures are insufficient to address the control deficiency as described above, or remediation plans are not implemented timely, or additional control deficiencies arise in the future, this could result in a material misstatement in the Registrant’s annual or interim consolidated financial statements that would not be prevented or detected.

Changes in Internal Control Over Financial Reporting

Except as otherwise described above, no change occurred in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Registrant’s Audit Committee is comprised of Fanny Philip (who serves as the committee’s chair), Brian Howlett and Edith Hofmeister, all of whom are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rules 5605(a)(2) and (c)(2) of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”).

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that each of Brian Howlett and Fanny Philip qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Registrant, and until December 31, 2024, the Registrant did not waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent registered public accounting firm, PricewaterhouseCoopers LLP (PCAOB ID 271) for the fiscal years ended December 31, 2024 and 2023 as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees appears on page 52 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm, PricewaterhouseCoopers LLP. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the “Executive Compensation Clawback Policy”) as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Executive Compensation Clawback Policy is filed as Exhibit 97.1 to this Annual Report. As described above, the Registrant was required to prepare an accounting restatement of its consolidated financial statements as at and for the years ended December 31, 2023 and 2022 which has been reflected in the restated financial statements that were previously filed in Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2023.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
97.1	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023

99.3	Management’s Discussion and Analysis for the year ended December 31, 2024

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer and Director

Date: March 31, 2025